SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[May 6, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________

SIGNATURES

Date May 6, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso to supply a paper finishing line to Sun Paper in China

(Helsinki, Finland, May 6, 2004) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper together with its Chinese joint venture company Valmet-Xian, will supply a complete paper finishing line to Sun Paper in Yanzhou, in the province of Shandong in China. The finishing line will be installed on Sun Paper’s new fine paper machine, which was ordered from Metso in January 2003. The paper machine will start up in August 2004 and the finishing line in August 2005. The value of the order is close to EUR 40 million.

The PM 19 finishing line will have a width of 4,870 mm at the coater. The design speed of the coating machine will be 1,500 m/min. The line will include a re-reeler, a coating machine, air dryers, a reel, a winder as well as a soft calender for matte grades, which will be installed on-line with the coater. Calendering of glossy grades will be performed with the off-line calender, which has a design speed of 1,600 m/min. The delivery will also include a paper quality control and condition and runnability monitoring systems from Metso Automation.

Sun Paper is the largest privately owned paper company in China. After the start-up of the new finishing line in 2005, the company will have a total capacity of over 1 million tons of board and paper. Metso Paper has earlier delivered two board machines to Sun Paper and and a board machine to Dongguan Jianhui, which is partly owned by Sun Paper.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:

Teuvo Viitala, Senior Vice President, Sales, Paper Business Line, Metso Paper tel. +358 20 482 7302

Ilkka Tuomenoksa, Vice President, Sales, Paper Business Line, Metso Paper tel. +358 20 482 7308

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.